UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Announces 2003 Fiscal Year and Fourth-Quarter Financial Results

  Revenue of $578.0 million in fiscal 2003, up 7% over fiscal 2002
  GAAP earnings of 11 cents per diluted share in fiscal 2003 compared to a loss of 49 cents per share in fiscal 2002
  Anticipates growth driven by digital media strategy

Vancouver, BC, CANADA (November 13, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE), the world leader in digital prepress solutions for the graphic arts industry, today announced its financial results for the fiscal year and fourth quarter ended September 30, 2003, reported in U.S. dollars.

For the 2003 fourth quarter, revenue was $150.3 million, up 9 percent from $138.4 million in the same quarter last year and up 5 percent from $143.5 million in the prior quarter. During the fourth quarter of 2003, Creo recorded GAAP net earnings of $2.4 million or 5 cents per diluted share compared to net earnings of $0.6 million or 1 cent per diluted share in the 2002 fourth quarter and $2.8 million or 5 cents per diluted share in the prior quarter. Adjusted earnings were $3.6 million or 7 cents per diluted share in the 2003 fourth quarter compared to $2.8 million or 6 cents per diluted share in the 2002 fourth quarter and $3.6 million or 7 cents per diluted share in the prior quarter.

For the year ended September 30, 2003, revenue was $578.0 million, an increase of 7 percent from $539.9 million for the same period in 2002. Also for the year ended September 30, 2003, GAAP earnings were $5.5 million or 11 cents per diluted share compared to a loss of $24.3 million or 49 cents per share for the same period in 2002. Adjusted earnings were $12.5 million or 25 cents per diluted share in fiscal 2003, compared to adjusted earnings of $0.1 million or breakeven per diluted share for the same period in 2002.

Adjusted earnings is a non-GAAP measure. For the 2003 fourth quarter and year-end it excludes restructuring and business integration costs, intangible assets amortization and their tax effects and in the 2003 fiscal year equity loss on investment. Further information and a full reconciliation are provided in the GAAP Earnings (Loss) Reconciliation and in a note later in this news release.

"Creo closed its fiscal year with the highest quarterly revenue in over two years, while recording annual growth in both revenue and profitability. In the fourth quarter, our results reflected the seasonal strength of our digital printing business with Xerox, as well as improved sales in the Americas and continued growth in Asia-Pacific," said Amos Michelson, chief executive officer of Creo. "For the fiscal year, revenue in Europe, Middle East, and Africa (EMEA) and Asia-Pacific was well above last year, due to improved sales as well as foreign currency gains. Our campaign to expand the market for our computer-to-plate solutions and penetrate the commercial market of small to mid-sized printers gained traction through the year against tough competition. As planned, our consumables bundling strategy has helped maintain our gross margins in the Americas. We intend to capitalize on the recent launch of Creo's digital printing plate to strengthen margins and to build our market share in all regions. Creo can now provide complete solutions, including our own plates and proofing materials, for all sizes of printers."

Mr. Michelson continued, "We aim to increase the recurring portion of our revenue from digital media as we expand sales of plates, proofing ink and paper. Our key priorities for the next year are to continue to penetrate our targeted growth markets and regions, focus on growth products, roll out our digital media strategy worldwide, and control costs to achieve our operating goals."

Financial Highlights

  Gross margin was 44.1 percent this quarter, down from 44.2 percent in the 2002 fourth quarter and down from 45.2 percent in the prior quarter. Gross margin for fiscal 2003 was 44.6 percent, up 140 basis points from 43.2 percent in fiscal 2002.

  Net operating expenses were $62.8 million this quarter including $1.2 million in severance costs in EMEA due to restructuring activities compared to $59.7 million in the 2002 fourth quarter and $62.9 million in the prior quarter. Net operating expenses were $249.7 million in fiscal 2003 compared to $238.5 million in fiscal 2002. A reconciliation of net operating expenses to GAAP operating expenses is provided on page 7 of this news release.

  Cash and cash equivalents at September 30, 2003 were $59.0 million, compared to $70.7 million in the prior year's quarter and $77.2 million in the prior quarter. In the 2003 fourth quarter, Creo repaid the balance of short-term debt of approximately $15.1 million owed by Creo Japan Inc.

  Subsequent to the quarter-end Creo received $22.1 million from the sale of our equity holding in Printcafe Software, Inc. and collection of the outstanding loan to Printcafe.

Mark Dance, chief financial officer and chief operating officer of Creo, stated, "We are encouraged by our progress this fiscal year. We have executed well and have returned the company to profitability despite a challenging competitive climate and exchange rate pressure on our costs. Our balance sheet has strengthened. During the fourth quarter we paid off the outstanding debt in Japan and then added $22.1 million from Printcafe to our cash balance subsequent to quarter-end."

Weighted shares outstanding (diluted) under GAAP were 50,677,041 for the three months ended September 30, 2003 and 50,520,203 for the year ended September 30, 2003.

Outlook

"We expect revenue in our first fiscal quarter to be similar to that of the fourth quarter, as strength in EMEA, Asia-Pacific and our digital printing business with Xerox is likely to be offset by a temporary lag in the Americas," commented Mr. Dance. "Our growth next year will be driven by the execution of our digital media strategy, and we will continue to adjust our cost structure to improve our competitiveness and to respond to currency exchange fluctuations."

For the fiscal first quarter ending December 31, 2003, Creo expects revenue between $148 million and $153 million. The company is forecasting GAAP earnings per diluted share between 19 and 25 cents for the 2004 fiscal first quarter. The guidance for the 2004 fiscal first quarter includes the one-time impact from the Printcafe equity transaction.

The guidance for the 2004 fiscal first quarter is based on foreign exchange rates on October 30, 2003.

Conference Call

Creo will present the 2003 fiscal year and fourth-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, November 13, 2003. The conference call may be accessed at http://www.creo.com/investors. An audio replay will be available two hours after the call until November 15, 2003 at midnight Eastern Time. For replay dial +1-800-642-1687, access code 3074225. A web replay will also be available at http://www.creo.com/investors.

Supplemental Information

In addition to results in accordance with generally accepted accounting principles (GAAP), Creo discloses non-GAAP measures of adjusted earnings and adjusted earnings per share as a method to evaluate the company's operating performance. Creo management uses these methods as a measure of enterprise-wide performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the United States or Canada such as net earnings and earnings per share. Management believes that these non-GAAP metrics provide additional information allowing comparability regarding Creo's ongoing operating performance and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), and the related earnings tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers. A reconciliation of the adjusted information to Canadian GAAP information is provided in the table attached. Although Creo management will continue to use adjusted metrics to measure internal performance, Creo has decided to begin reporting only GAAP results in the 2004 fiscal first quarter.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002 filed with the U.S. Securities and Exchange Commission and which is incorporated herein by reference. In addition to the risks incorporated herein, the company is subject to the following risk: our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results. We do not assume any obligation to update the forward-looking information contained in this press release.

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; workflow management software; and printing and proofing consumables. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Statement of Adjusted Earnings
(in thousands of U.S. dollars, except earnings per share amounts)

	Three months ended		Three months ended	Year ended
	September 30 2003	September 30 2002	June 30 2003	September 30 2003	September 30 2002

Revenue	$150,265	$138,433	$143,534	$578,038	$539,852
Cost of sales	84,054	77,216	78,672	320,197	306,581

Gross profit	66,211	61,217	64,862	257,841	233,271
Research and development, net	20,665	18,681	20,520	79,007	73,378
Sales and marketing	28,055	25,551	27,434	106,892	97,893
General and administration	14,098	15,475	14,965	63,767	67,259
Other income	(1,270)	(2,050)	(2,731)	(7,997)	(5,397)

Adjusted operating earnings	4,663	3,560	4,674	16,172	138
Income tax expense	1,090	713	1,052	3,655	31

Adjusted earnings	$3,573	$2,847	$3,622	$12,517	$107

Adjusted earnings per share - basic	$0.07	$0.06	$0.07	$0.25	$0.00

Adjusted earnings per share - diluted	$0.07	$0.06	$0.07	$0.25	$0.00

Segmented Revenue by Economic Region
(in thousands of U.S. dollars)

	Three months ended	Year ended
	September 30 2003	June 30 2003	September 30 2003

Americas	$54,380	$52,624	$218,207
EMEA	57,188	58,295	221,054
Asia-Pacific	20,251	19,041	72,662
OEM and Other	18,446	13,574	66,115

	$150,265	$143,534	$578,038

GAAP Earnings (Loss) Reconciliation
(in thousands of U.S. dollars)

	Three months ended	Three months ended		Year ended
	September 30 2003	September 30 2002	June 30 2003	September 30 2003	September 30 2002

Earnings (loss) under GAAP	$2,392	$579	$2,782	$5,509	$(24,302)
Restructuring (1)	425	891	-	2,547	8,376
Business integration costs (2)	271	240	156	876	764
Intangible assets amortization (3)	709	104	707	2,659	309
Equity loss on investments (4)	-	1,671	322	3,040	2,141
Royalty arrangement (5)	-	(316)	-	-	15,530
Tax related to reconciling items	(224)	(322)	(345)	(2,114)	(2,711)

Adjusted earnings	$3,573	$2,847	$3,622	$12,517	$107

The adjusted earnings (loss) exclude the effect of:

(1) Restructuring costs are expenses incurred in the consolidation of our American sales backoffice and Iris inkjet proofing group to Vancouver and the subsequent consolidation of the remaining facilities in Bedford, MA.

(2) Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company.

(3) Intangible assets amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the 2003 first quarter.

(4) Equity loss on investments is a non-cash charge that results from the accounting of our investment in Printcafe Software, Inc. under the equity method.

(5) The royalty arrangement is an agreement signed in the 2002 second quarter for the fixed repayment over five years of royalties to the Office of the Chief Scientist in the Government of Industry and Trade relating to grants received for research and development.

Reconciliation of Net Operating Expenses to GAAP Operating Expenses
(in thousands of U.S. dollars)

	Three months ended	Three months ended		Year ended
	September 30 2003	September 30 2002	June 30 2003	September 30 2003	September 30 2002

Net operating expenses	$62,818	$59,707	$62,919	$249,666	$238,530
Other income	(1,270)	(2,050)	(2,731)	(7,997)	(5,397)
Restructuring	425	891	-	2,547	8,376
Business integration costs	271	240	156	876	764
Intangible assets amortization	709	104	707	2,659	309
Royalty arrangement	-	(316)	-	-	15,530

Total operating expenses	$62,953	$58,576	$61,051	$247,751	$258,112

Creo Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	September 30	June 30	September 30
	2003	2003	2002

Assets
Current assets
Cash and cash equivalents	$59,021	$77,179	$70,671
Accounts receivable	126,506	122,724	117,989
Other receivables	23,634	24,839	30,974
Inventories	96,445	98,949	91,799
Income taxes receivable	6,078	13,318	5,073
Future income taxes	20,203	14,082	16,919

	331,887	351,091	333,425
Investments	12,912	12,212	11,625
Capital assets, net	112,441	109,737	109,939
Intangible assets, net	11,253	11,962	1,791
Other assets	19,585	4,434	22,341
Future income taxes	13,314	23,778	16,084

	$501,392	$513,214	$495,205

Liabilities
Current liabilities
Short-term debt	$-	$15,069	$16,440
Accounts payable	48,429	50,287	54,505
Accrued and other liabilities	67,013	65,037	66,726
Future income taxes	1,937	3,050	1,200
Deferred revenue and credits	57,520	56,026	53,441

	174,899	189,469	192,312
Long-term liabilities	16,950	18,437	14,136
Future income taxes	5,556	6,473	4,812

	197,405	214,379	211,260

Shareholders' Equity

Share capital	696,837	696,500	696,193
Contributed surplus	6,059	5,983	2,060
Cumulative translation adjustment	14,315	11,968	4,425
Deficit	(413,224)	(415,616)	(418,733)

Total shareholders' equity	303,987	298,835	283,945

	$501,392	$513,214	$495,205

Creo Inc.
Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars except per share amounts)

	Three months ended September 30		Year ended September 30
	2003	2002	2003	2002

Revenue
Product	$94,326	$86,897	$360,618	$336,329
Service	44,114	40,299	170,104	158,986
Consumables	11,825	11,237	47,316	44,537

	150,265	138,433	578,038	539,852
Cost of sales	84,054	77,216	320,197	306,581

Gross profit	66,211	61,217	257,841	233,271

Research and development, net	20,665	18,681	79,007	73,378
Sales and marketing	28,055	25,551	106,892	97,893
General and administration	14,098	15,475	63,767	67,259
Other income	(1,270)	(2,050)	(7,997)	(5,397)
Restructuring	425	891	2,547	8,376
Business integration costs	271	240	876	764
Intangible assets amortization	709	104	2,659	309
Royalty arrangement	-	(316)	-	15,530

	62,953	58,576	247,751	258,112

Earnings (loss) before income taxes	3,258	2,641	10,090	(24,841)
Income tax expense (recovery)	866	391	1,541	(2,680)
Equity loss	-	1,671	3,040	2,141

Net earnings (loss)	$2,392	$579	$5,509	$(24,302)

Earnings (loss) per common share
Basic, Canadian GAAP	$0.05	$0.01	$0.11	$(0.49)

Diluted, Canadian GAAP	$0.05	$0.01	$0.11	$(0.49)

Deficit, beginning of period	$(415,616)	$(419,312)	$(418,733)	$(394,431)
Net earnings (loss)	2,392	579	5,509	(24,302)

Deficit, end of period	$(413,224)	$(418,733)	$(413,224)	$(418,733)

Creo Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year ended September 30
	2003	2002

Cash provided by operations:
Net earnings (loss)	$5,509	$(24,302)
Items not affecting cash:
Amortization	24,168	20,988
Royalty arrangement	-	15,530
Restructuring	2,547	1,746
Equity loss	3,040	2,141
Future income taxes	(903)	(6,084)
Other	(2,063)	1,004

	32,298	11,023

Changes in operating assets and liabilities:
Accounts receivable	701	25,577
Other receivables	9,947	(3,432)
Inventories	(2,784)	9,114
Accounts payable	(7,627)	(3,683)
Accrued and other liabilities	494	2,638
Income taxes	(16,355)	(7,359)
Deferred revenue and credits	(138)	7,509

	(15,762)	30,363

	16,536	41,387

Cash used in investing:
Purchase of intangible assets	-	(2,100)
Investments	(2,128)	(12,977)
Repayment of promissory note	18,760	-
Acquisition, net of cash acquired	(4,700)	-
Purchase of capital assets	(20,027)	(19,355)
Proceeds from sale of capital assets	827	392
Other	(341)	906

	(7,609)	(33,134)

Cash provided (used in) by financing:
Proceeds from shares issued	644	4,238
Decrease in short-term debt	(16,749)	(2,544)
Increase (decrease) in long-term liabilities	(6,530)	275

	(22,635)	1,969

Foreign exchange gain on cash and cash equivalents held in foreign currency	2,058	208

Increase (decrease) in cash and cash equivalents	(11,650)	10,430
Cash and cash equivalents, beginning of period	70,671	60,241

Cash and cash equivalents, end of period	$59,021	$70,671

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: November 13, 2003